SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment 24)

First United Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

33741H107

(CUSIP Number)

J. Abbott R. Cooper
Driver Management Company LLC
250 Park Avenue
7th Floor
New York, NY 10177
646-360-0791

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 16, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33741H107

1	NAME OF REPORTING PERSON Driver Opportunity Partners I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

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CUSIP No. 33741H107

1	NAME OF REPORTING PERSON Driver Management Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OOO (Limited Liability Company)

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CUSIP No. 33741H107

1	NAME OF REPORTING PERSON J. Abbott R. Cooper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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The following constitutes Amendment No. 24 to the Schedule 13D filed by the undersigned (“Amendment No. 24”)

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following:

On April 16, 2021, the Reporting Persons entered into (i) a Stock Purchase Agreement (the Stock Purchase Agreement”) and (ii) a Cooperation and Settlement Agreement (“the Cooperation and Settlement Agreement”) with the Issuer. Copies of the Stock Purchase Agreement and the Cooperation and Settlement Agreement are filed herewith as exhibits and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended as follows.

(a) None of Partnership, Driver or Mr. Cooper beneficially own any shares of Common Stock and, therefore, own 0.00% of the outstanding shares of Common Stock.

(b) None of Partnership, Driver or Mr. Cooper have the power to vote or direct the vote of, or to dispose or direct the disposition of any shares of Common Stock.

(c) The following table sets forth all transactions with respect to shares of Common Stock effected during the past sixty (60) days by any of the Reporting Persons. The transaction listed below was a sale of shares of Common Stock effected through a privately negotiated transaction. No commissions were paid with respect to the transaction listed below.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share ($)
Driver Opportunity Partners I LP	4/16/21	360,737	18.00

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The disclosure set forth in Item 4 is incorporated herein by reference

Item 7. Exhibits

Exhibits	Description

Exhibit 99.1	Stock Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 19, 2021)
Exhibit 99.2	Cooperation and Settlement Agreement (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 19, 2021)

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SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Driver Opportunity Partners I LP By: Driver Management Company LLC, its general partner

Dated: April 19, 2021	By:	/s/ J. Abbott R. Cooper
Name: J. Abbott R. Cooper
Title: Managing Member

Driver Management Company LLC

	By:	/s/ J. Abbott R. Cooper
Name: J. Abbott R. Cooper
Title: Managing Member

	By	/s/ J. Abbott R. Cooper
J. Abbott R. Cooper

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